August 27, 2007
VIA FACSIMILE (202.772.9210) AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:	Shopoff Properties Trust, Inc. Registration Statement on Form S-11 File No. 333-139042
Dear Mr. McTiernan:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Shopoff Properties Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated so that the Registration Statement may become effective on August 29, 2007, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Sincerely,
/s/ WILLIAM A. SHOPOFF
William A. Shopoff,
President and Chief Executive Officer

cc:	Renee E. Becker, Esq., Manatt, Phelps & Phillips, LLP Blase P. Dillingham, Esq., Manatt, Phelps & Phillips, LLP